                        January 21, 2005

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
450 Fifth Street
Washington, D.C. 20549
Mail Stop 03-03

RE:
Pressure BioSciences, Inc.
Schedule TO-C filed September 15, 2004
Schedule TO-I filed December 27, 2004
Schedule 13G filed by Richard Schumacher on March 3, 2004
SEC File No. 5-50285

Ladies and Gentlemen:

        On behalf of Pressure BioSciences, Inc., a Massachusetts corporation (the "Company"), we are submitting herewith by EDGAR transmission the Company's response to each of the comments made by the staff of the Securities and Exchange Commission by letter dated January 17, 2005 (the "SEC Comment Letter"), commenting on the documents referenced above.

        Accompanying this letter for filing are the following documents, each of which has been revised in response to the SEC Comment Letter:

  1.
  Schedule 13E-3, which is being filed in response to comment number 2 of the SEC Comment Letter;

  2.
  Amendment No. 1 to Schedule TO-I; and

  3.
  Amendment No. 1 to Schedule 13E-3.

        To facilitate your review, the numbered paragraphs of the Company's response refer to the numbered paragraphs in the SEC Comment Letter. For convenience, each of the Company's responses is preceded by the text of the comment from the SEC Comment Letter.

        If you have any questions regarding the information in the Company's response, please do not hesitate to call Steven R. London, Esq. (617-856-8313) or Matthew S. Gilman, Esq. (617-856-8236) of Brown Rudnick Berlack Israels LLP.

        Courtesy copies of this letter, the Company's responses and each of the documents being filed, have been sent to Christina Chalk.

Very truly yours,
BROWN RUDNICK BERLACK ISRAELS LLP
By:	/s/ Steven R. London Steven R. London, Esq.

Encl.
cc: Christina Chalk, Esq.

PRESSURE BIOSCIENCES, INC.

SCHEDULE 13E-3
AMENDMENT NO. 1 TO SCHEDULE 13E-3
AMENDMENT NO. 1 TO SCHEDULE TO-I

Responses to Comments Set Forth in the Letter of the
Securities and Exchange Commission
Dated: January 17, 2005

Date of Responses: January 21, 2005

        Set forth below are the responses of Pressure BioSciences, Inc. ("PBI" or the "Company") to the comments of the staff of the Securities and Exchange Commission (the "SEC") contained in a letter (the "Comment Letter") from the SEC dated January 17, 2005 relating to (i) Schedule TO-C filed by the Company with the SEC on September 15, 2004, (ii) Schedule TO-I filed by the Company with the SEC on December 27, 2004, and (iii) Schedule 13G filed by Richard T. Schumacher with the SEC on March 3, 2004. The numbered paragraphs below refer to the numbered paragraphs in the Comment Letter. For convenience, each of the Company's responses is preceded by the text of the comment from the Comment Letter.

Schedule TO-C filed September 15, 2004

  1.
  SEC Comment.    Your reference to the Private Securities Litigation Reform Act of 1995 is inappropriate since the safe harbor for forward looking statements provided in that Act do not apply to statements made in connection with a tender offer. See Section 21E (b)(2)(C) of the Securities Exchange Act of 1934. Please do not reference the Reform Act in future tender offer materials, or expressly state that its safe harbor protections do not apply in this context.

    Company Response.    The Company will not reference the Private Securities Litigation Reform Act of 1995 in future tender offer materials.

Schedule TO-I filed December 27, 2004

  2.
  SEC Comment.    We note that you have checked the box on the cover page of the Schedule TO to indicate that this transaction is subject to Rule 13e-3. However, you must also jointly "tag" the filing as both a tender offer and a going private transaction when submitted via EDGAR. Since you did not do so, you should separately file a Schedule 13E-3 "shell" document that incorporates by reference to the disclosure in the Offer to Purchase. Please ensure that your amended filings are jointly tagged as both a Schedule TO and 13E-3. If you have questions concerning EDGAR filing issues, please contact our Office of EDGAR Policy at (202) 942-2940.

    Company Response.    The Company has filed on the date hereof a Schedule 13E-3 "shell" document that incorporates by reference the disclosure in the originally filed Offer to Purchase dated December 27, 2004 (the "Offer to Purchase").

  3.
  SEC Comment.    A Schedule 13E-3 must be filed at the first step in any series of transaction that will result in a company going private. It appears that the sale of substantially all of the assets of the Company, submitted to the vote of shareholders in September 2004, may have been the first step in this going private transaction since (i) you stated your intent in the proxy statement for that sale to use the proceeds to finance the purchase of shares in a subsequent issuer tender offer and (ii) this issuer tender offer is apparently, in your view, reasonably likely to have a going private effect. Please provide your analysis as to why the sale was not the first step in a series of transactions subject to Rule 13e-3. We may have further comments.

    Company Response.    The staff is aware that the Company previously addressed this issue in connection with the staff's review of the Company's proxy statement relating to its special meeting of stockholders to approve the Company's sale of substantially all of its assets to

    SeraCare Life Sciences, Inc. ("SeraCare"). The Company's previous response included an in-depth analysis as to why the asset sale was not the first step in a going private transaction. Rather than repeating the Company's previous response, the Company is supplementally providing the staff with a copy of the entire response (such response is referred to herein as the "Company's Prior Response").

    As described in the Company's Prior Response, the Company informed the staff that at that time, the Company could not say with any certainty that the contemplated tender offer would have a reasonable likelihood of causing either (i) the number of record holders of the Company to be reduced below 300 or (ii) the Company to cease to be quoted on the Nasdaq Stock Market (referred to herein as "effects test"). The Company also informed the staff that if it decided to engage in the tender offer following the closing of the sale to SeraCare, the Company would further analyze the effects of the issuer tender offer (a covered transaction under Rule 13e-3(a)(3)(i)(B)) to determine whether the issuer tender offer would have a reasonable likelihood of satisfying either prong of the effects test. Based on the Company's situation at the time of the commencement of the Offer, the Company concluded that, depending upon the number of shares actually tendered in the Offer, it was possible that the second clause of the effects test may be met.

    As described in the background section of the Offer to Purchase, after the completion of the sale of assets to SeraCare, the Company's Board of Directors and special committee thereof continued to consider, review and analyze various uses of the proceeds received from the sale. They also considered, reviewed and analyzed additional material facts relating to the Offer, including, but not limited to, the significant issues raised by notices and potential claims for indemnification received from SeraCare relating to the asset sale. On November 14, 2004, the Company received notice from SeraCare of its claim for a $3.1 million adjustment to the purchase price to reflect a deficiency in the closing net asset value based on a closing balance sheet prepared by SeraCare. Although the Company disputes SeraCare's claims and continues to believe that SeraCare did not prepare the closing balance sheet in accordance with the asset purchase agreement, if all of such claims are resolved in favor of SeraCare, the magnitude of these claims by SeraCare raised the possibility that the Company, upon completion of the Offer, might fail to meet the $2.5 million minimum stockholders equity continued listing requirement for the Nasdaq Small Cap Market, a situation which was neither the case nor foreseeable at the time of the SeraCare transaction.

    Because of the uncertainty relating to the foregoing matters, in making its final determination to commence the Offer, the Company's Board of Directors and special committee thereof determined to take a conservative approach and comply with the going private requirements and disclosures set forth in Schedule 13E-3 in the Offer to Purchase (regardless of whether or not actually required by the SEC rules) because, depending on the number of shares that are ultimately tendered, it is possible that the Company's stockholders' equity could fall below the $2.5 million minimum stockholders equity continued listing requirement of the Nasdaq Small Cap Market if the Company is unsuccessful in its current disputes with SeraCare or if there are additional disputes with SeraCare that arise prior to the completion of the Offer and are resolved in favor of SeraCare.

  4.
  SEC Comment.    See the last comment above. We note that you include Mr. Richard T. Schumacher as a filer on the Schedule TO-I. However, it is not clear whether you intended him to be a bidder in this Offer or simply a filer on the Schedule 13E-3. Please clarify. Note that if you consider Mr. Schumacher a bidder, he would technically be required to file a Schedule TO-T, since he would be considered a third party bidder for purposes of this Offer. This is turn would trigger a requirement that the Company file a Schedule 14D-9. Please revise or advise.

    Company Response.    Mr. Schumacher is a filer on the Schedule 13E-3. He is not a bidder in the Offer and therefore he is not shown as a filing person on Amendment No. 1 to

    Schedule TO-I and he is not filing a Schedule TO-T. The Schedule 13E-3 and Amendment No. 1 to Schedule 13E-3 show Mr. Schumacher as a separate filing person for those filings.

  5.
  SEC Comment.    You have incorporated by reference to the financial statements contained in other Commission filings. While you may do so, you must nevertheless present in the offer materials disseminated to shareholders the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3, Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements in the Offer to Purchase.

    Company Response.    Instruction 1 to Item 13 of Schedule 13E-3 and Instruction 6 to Item 10 of Schedule TO provide that the disclosure materials may contain the summarized financial information required by Item 1010(c) of Regulation M-A instead of the financial information required by Item 1010(a) and (b) of Regulation M-A so long as the financial information required by Item 1010(c) of Regulation M-A is also disclosed or incorporated by reference. These instructions do not require the Company provide the summarized financial information under Item 1010(c) if the Company chooses to incorporate by reference the financial information under Item 1010(a) and (b). However, Q&A 7 in Section 1.H. of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations states that "... when the financial information is material, the disclosure materials...must contain at least summarized financial information." The financial information incorporated by reference into the Offer to Purchase is substantially different than what the financial picture of the Company will be following the Offer and is being provided merely because it is required by Schedule 13E-3, and not because the Company believes it is material to an investor. Because the Company does not believe the financial information incorporated by reference is material, the Company does not believe summary financial information is required. Further, the inclusion of the summary financial information would unduly highlight the importance of the financial information incorporated by reference when, as described above, such information will not be reflective of the financial picture of the Company immediately following the Offer.

  6.
  SEC Comment.    Please note that you must include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to each executive officer and director of your corporation. See General Instruction C to Schedule 13E-3. In addition, note the similar requirements imposed by General Instruction C of Schedule TO.

    Company Response.    The Company believes it has complied with these disclosure requirements with respect to each executive officer and director of the Company. More specifically, please see the following:

    •
    The information required by Item 3 (Identity and Background of Filing Person) of Schedule 13E-3 is provided on pages 75-77 of the Offer to Purchase (see Section 15. Identity and Background of Certain Persons).

    •
    The information required by Item 5 (Agreements Involving the Subject Company's Securities) is provided on pages 79-80 of the Offer to Purchase (see Certain Transactions and Agreements Involving Shares). The Company also disclosed in numerous places the oral agreement by Mr. Schumacher and Mr. Quinlan to withdraw some or all of their shares to reduce the impact of any pro-ration.

    •
    The information required by Item 6 (Purposes of the Transaction and Plans or Proposals) with respect to the purposes of the transaction is provided in the background and purposes discussion on pages 6-16 of the Offer to Purchase.

    •
    The information required by Item 6 (Purposes of the Transaction and Plans or Proposals) with respect to the use of the securities acquired is provided on page 18 of the Offer to Purchase.

    •
    The information required by Item 6 (Purposes of the Transaction and Plans or Proposals) with respect to plans, proposals or negotiations relating to certain matters is provided on pages 16, 20-21 and 73-74 of the Offer to Purchase. The Company acknowledges that this disclosure does not affirmatively state that each director has no plans, proposals or negotiations relating to the matters listed in Item 1006(c) of Regulation M-A, but confirms that none of the directors have any such plans, proposals or negotiations. The Company has made this affirmative statement in Item 6, Purposes of the Transaction and Plans or Proposals, of Amendment No. 1 to Schedule 13E-3, which is filed herewith ("Amendment No. 1 to Schedule 13E-3") and Item 6, Purposes of the Transaction and Plans or Proposals, of Amendment No. 1 to Schedule TO-I, which is filed herewith ("Amendment No. 1 to Schedule TO-I").

    •
    The information required by Item 10 (Source and Amounts of Funds or Other Consideration) is provided on page 62 (Expenses) and page 72 (Source and Amount of Funds) of the Offer to Purchase. The disclosure provides that all fees and expenses for the transaction will be paid from the Company's available cash and cash equivalents and is not contingent on financing for the consummation of the Offer or any amounts currently being held in escrow pursuant to the asset sale to SeraCare.

    •
    The information required by Item 11 (Interest in Securities of the Subject Company) is provided on pages 78 (Security Ownership of Certain Beneficial Owners and Management and 79 (Certain Transactions and Agreements Involving Shares).

  7.
  SEC Comment.    Both Schedules 13E-3 and TO require you to file as an exhibit any contract, arrangement or understanding involving the company's securities and within the meaning of Item 1005(e) of Regulation M-A. It appears that your arrangement or understanding with Messrs. Schumacher and Quinlan with respect to this Offer may fit within the meaning of this Item, and thus any written agreement should be filed as an exhibit. Please revise or advise. In addition, your other agreement(s) with Mr. Schumacher concerning pledges and loan guaranties may also fall within this Item requirement, and therefore should also be filed (or incorporated by reference if filed with other periodic reports). Please revise or advise.

    Company Response.    There is no written agreement between the Company and Mr. Schumacher or Mr. Quinlan with respect to their individual agreements to withdraw their shares in an attempt to avoid oversubscription and proration. The Company's oral agreements with Mr. Schumacher and Mr. Quinlan are fully described in the Offer to Purchase. In addition, all of the facts relating to Mr. Schumacher's $1.0 million obligation to the Company are disclosed in the Offer to Purchase at pages 60-61 and have been disclosed in numerous prior periodic reports filed with the SEC. Each material agreement relating to Mr. Schumacher's pledge to the Company and other related documentation has been filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. See exhibits 10.28 through 10.31 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. These exhibits are incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which report is incorporated by reference into the Offer to Purchase. See pages 74-75.

Exhibit (a)(1)(A)—Offer to Purchase

General

  8.
  SEC Comment.    You have determined that this transaction is subject to Rule 13e-3 despite your disclosure that it will not result in the number of record holders decreasing below 300 (because there are already less than 300 record holders) and your belief that it should not result in delisting of Pressure Bioscience's shares from Nasdaq. We appreciate your desire to be cautious regarding the application of Rule 13e-3, and whether that Rule applies in the context of your particular transaction is a fact-intensive inquiry best made by you. However, since you have filed a

    Schedule 13E-3 in connection with this issuer tender offer, you must fully and completely satisfy the disclosure requirements of that Schedule. In this regard, you should revise the Offer to Purchase to more prominently and completely discuss the possible impact of deregistration and delisting. These matters are currently not discussed until the middle of the offering materials, but they are critical to making an investment decision and thus should be fully and prominently explained in the Summary Term Sheet.

    Company Response.    The Company believes that it has adequately disclosed the risk of delisting from Nasdaq in the Summary Term Sheet and throughout the Offer to Purchase (see pages xvii-xviii, 22-23, and 37-38). The Company also believes that the risk of delisting from Nasdaq is the most material fact to a stockholder because if the Company were to be delisted, stockholders of the Company would not have an active trading market for the Company's common stock. The Company believes that it has adequately discussed the impact of deregistration on page 23 of the Offer to Purchase. However, the Company has included additional disclosure regarding deregistration in Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule TO-I and Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule 13E-3. The disclosure further emphasizes that as a result of deregistration, the Company will no longer be required to provide stockholders with information otherwise contained in its periodic reports and stockholders may not otherwise be provided with current public information about the Company.

  9.
  SEC Comment.    Mr. Schumacher is listed as a filer on the Schedule TO-I and states in the Offer to Purchase his belief that the offer is fair to unaffiliated shareholders. Despite this statement, however, Mr. Schumacher explicitly recommends that shareholders not tender into the Offer. Revise generally throughout the disclosure document to generally explain this apparent inconsistency and to discuss Mr. Schumacher's potential conflict of interest in making such a recommendation. That is, the fewer shareholders that tender, the more likely it is that Mr. Schumacher's shares will be purchased. Your expanded discussion should specifically address how his situation differs from those of other shareholders. That is, why are his arguments against tendering into this Offer inapplicable to him?

    Company Response.    Mr. Schumacher's recommendation that unaffiliated stockholders not tender shares in the Offer is consistent with his desire to remain a stockholder of Pressure BioSciences. This is further supported by Mr. Schumacher's agreement not to tender any shares to the extent the Offer is otherwise oversubscribed. As described in numerous places in the Offer to Purchase, Mr. Schumacher has stated that he intends to tender a portion of his shares of the Company's common stock so that he may repay a substantial portion of his indebtedness to a financial institution. Mr. Schumacher's recommendation to stockholders explicitly advises stockholders to consider their own personal financial situation in determining whether or not to tender. Absent Mr. Schumacher's personal financial situation, he would not tender any shares of his common stock. However, in light of the perceived conflict of interest between Mr. Schumacher's recommendation to stockholders not to tender, which could result in fewer shares being tendered by unaffiliated stockholders and more of Mr. Schumacher's shares being tendered, the Company has added disclosure in Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule TO-I and Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule 13E-3, which explicitly identifies this perceived conflict by stating that Mr. Schumacher will be able to tender more of his shares if other stockholders tender fewer shares, and that Mr. Schumacher's recommendation to not tender shares should be considered in light of this potential conflict of interest. See also the Company's response to comment number 15 below.

  10.
  SEC Comment.    Your discussion of the intent of Mr. Schumacher and Mr. Quinlan to withdraw the shares they tender if they would result in oversubscription of the Offer should be revised to clarify whether such withdrawal would be sufficient to prevent any possibility that the Offer could be oversubscribed. That is, if, due to their plans to withdraw, there is no real possibility of pro ration in this Offer, this fact must be clear throughout. Please revise generally.

    Company Response.    The Offer to Purchase discloses in several places that in the event that more than 5,500,000 shares are tendered after the withdrawal of all of Mr. Schumacher's and Mr. Quinlan's shares, the remaining shares will be subject to proration. Because there are approximately 6.8 million shares outstanding, plus an additional 601,942 shares subject to currently exercisable and in-the-money stock options, it is conceivable that more than 5,500,000 shares will be tendered and that proration will be required despite the withdrawal by Mr. Schumacher and Mr. Quinlan. Accordingly, the Company does not believe additional disclosure is necessary. See, for example, the Introduction and pages xiv-xv, 52-53 and 79-80 of the Offer to Purchase.

  11.
  SEC Comment.    Disclosure in the offer materials indicates that the Company and SeraCare have until January 15, 2005 to resolve their differences concerning the closing balance sheet for the asset sale, after which time the dispute will be referred to Ernst & Young LLP. Please update the Offer to Purchase concerning the status of that dispute and its resolution. If possible, provide an estimated time frame for resolution of this matter.

    Company Response.    The Company and SeraCare have not yet resolved their differences concerning the closing balance sheet for the asset sale as of the date hereof. The Company is continuing to pursue these matters with SeraCare. The Company has provided an update on this dispute in Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule TO-I and Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule 13E-3.

  12.
  SEC Comment.    With respect to the organization and presentation of the information in the Offer to Purchase, note that Rule 13e-3(e)(1)(ii) requires that the disclosure called for by Items 7,8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section in the front of the disclosure document. As currently presented, this critical information begins on page 50 of the offer materials. Please revise the organization and presentation of these materials so that this critical information is presented prominently, as mandated by Rule 13e-3.

    Company Response.    The disclosure called for by Items 7, 8 and 9 of Schedule 13E-3 does currently appear in a Special Factors section of the Offer to Purchase commencing on page 6 in accordance with Rule 13e-3. For example, commencing on page 6, the Company discloses the purposes of the Offer and continues after that discussion to disclose the effects of the Offer on page 18, each as required by Item 7. Further, while the discussion of the fairness of the Offer is included at page 50 under Section 4 of the Offer to Purchase, the information under the subheading "Background and Purposes of the Offer" is a critical part of the disclosure relating to the fairness of the transaction as called for by Item 8, Fairness of the Transaction. This information also includes the approval by the Board of Directors, the process followed and many of the factors considered by the Board of Directors in reaching such conclusion. Item 7 further requires that the federal income tax consequences of the Offer be discussed. This tax discussion immediately follows the executive summary of the Company's pressure cycling technology business. Since one of the primary purposes of the Offer is to provide stockholders with a choice either to tender their shares in the Offer or remain stockholders of the Company, a discussion of the Company's ongoing pressure cycling technology business activities is critical to a stockholder's decision as to whether or not to tender in the Offer. Therefore, the Company determined that this executive summary is appropriately inserted prior to the discussion of federal income tax consequences. The disclosure under the subheadings "Section 3. United States Federal Income Tax Consequences" and "Section 4. Position of the Special Committee, Board of Directors and Filing Person; Fairness of the Offer", which complete the information required by Items 7 and 8, immediately follows the executive summary under the major heading "Special Factors" on pages 45 and 50, respectively. Finally, the remaining information called for by Item 9 appears as the last subheading under Special Factors. See "Section 5. Reports, Opinions and Appraisals" at page 62, although the Company does state at the beginning of the "Background and Purposes of the Offer" section on page 9 that the Company's investment banker for the SeraCare transaction did not express any opinion on the tender offer being considered by the

    Board of Directors. Lastly, the table of contents on page xxiii also makes clear that the disclosure required by Items 7, 8 and 9 are under the major heading "Special Factors."

    The Company also believes that the material aspects of the information called for by Items 7, 8 and 9 are covered in the Summary Term Sheet. Therefore, even though the Special Factors section is lengthy, the Summary Term Sheet provides stockholders with a summary of this information in the first pages of the Offer to Purchase.

  13.
  SEC Comment.    As you are aware, Item 1013 requires you to describe the purposes of the Offer. We note the disclosure in the Offer to Purchase that Mr. Schumacher will attempt (subject to oversubscription of the Offer) to tender shares owned by him in order to repay certain indebtedness secured by the Company. If this Offer is being made in whole or in part to allow Mr. Schumacher and other insiders to sell their shares at a premium, this fact must be fully and prominently disclosed.

    Company Response.    The Offer is not being made in whole or in part to allow Mr. Schumacher or other insiders to sell their shares. The only purposes of the Offer are described in great detail in the sections describing the Background and Purposes of Offer and Alternatives to the Offer. See pages 6-18 of the Offer to Purchase.

Summary Term Sheet, page i

  14.
  SEC Comment.    This section should be revised generally to comply with the requirements of Item 1001 of Regulation M-A. That Item mandates that the summary section must present a summary of the most material terms of the proposed transaction. It should not repeat verbatim information contained elsewhere in the disclosure document. We are concerned that the extensive and detailed disclosure presented here does not serve to highlight the most important aspects of this transaction. For example, a single subsection about Pressure Bioscience's financial condition goes on for more than three single-spaced pages. Please revise generally to present only the most material information about this transaction, with cross references to more extensive disclosure of each topic later in the offer materials. Also, revise to ensure that the question posed (i.e., the heading) matches the disclosure presented in each subsection. For example, in the subsection about the Company's financial condition cited above, many unrelated matters are discussed. Finally, consider revising to discuss only one matter per subsection. For example, consider breaking out each filing person's fairness determination (beginning on page x).

    Company Response.    The Company has reviewed the Summary Term Sheet and believes that it is limited to only the most material terms of the Offer. There is extensive disclosure in the Offer to Purchase because of the numerous issues and unique factual circumstances relevant to the Offer. As a consequence, a summary of just the material terms of the Offer is longer than might otherwise be expected. In this regard, there are only three lengthy sections in the Summary Term Sheet, "Is the financial condition of Pressure BioSciences relevant to my decision on whether to tender in the Offer?", "What do our board of directors and the other filing persons think of the Offer?", and "Do any directors, executive officers or affiliates of Pressure BioSciences, intend to participate in the Offer?" Each of these sections consist of a summary and not a full description of the topics. They are lengthy because in each case there are quite a few material factors that need to be summarized. Further, because the issues that are discussed are complicated, a more concise summary would be too general to be useful to stockholders. For example, under the heading "Is the financial condition of Pressure BioSciences relevant to my decision on whether to tender in the Offer?", the Company believes it is very important for a stockholder to understand how much cash the Company will have after the Offer. This requires a brief statement regarding the number of shares that may be tendered, the amount of cash that may be required to be paid to SeraCare to settle the disputes with SeraCare, and the amount of additional cash that may be available if all or a portion of the shares tendered are shares issued upon exercise of in-the-money stock options. The Company does agree that the last paragraph of the caption "Is the financial condition of

    Pressure BioSciences relevant to my decision on whether to tender in the Offer?", is unrelated to this disclosure, and has deleted such paragraph in Item 1, Summary Term Sheet, of Amendment No 1 to Schedule TO-I and Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule 13E-3. As a result of this change, the disclosure in each of these three sections responds directly to and is limited to the question posed.

  15.
  SEC Comment.    This section should discuss the interests of insiders (including Mr. Schumacher) in this transaction not shared by other shareholders. Any conflicts of interest (or potential conflicts) should be fully explored.

    Company Response.    The disclosure on pages xii-xiii of the Offer to Purchase describes the material interests of insiders in the transaction that are not shared by other stockholders. This disclosure specifically states that Mr. Schumacher's interests may differ from other stockholders for the reasons cited in the disclosure. However, in response to the staff's comment, the Company has added disclosure to Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule TO-I and Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule 13E-3, which explicitly identifies the perceived conflict of interest noted in the staff's comment number 9 above. See the Company's response to comment number 9 above.

  16.
  SEC Comment.    Consider including a section on how mechanically a shareholder may tender into this Offer.

    Company Response.    This disclosure appears on page ix under the heading "How do I tender my shares?"

How will I be notified if this Offer is extended? Page vii

  17.
  SEC Comment.    Disclose how you will make a public announcement if you decide to extend the Offer.

    Company Response.    The Company has added language to Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule TO-I and Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule 13E-3, to provide that if the Offer is extended, the Company will make a public announcement through a press release issued through Business Wire, Dow Jones New Service or other comparable service. See also page 71 of the Offer to Purchase where this information is also disclosed.

How will I find out if any of the terms of the Offer have been amended? Page ix

  18.
  SEC Comment.    See the last comment above. Provide similar disclosure with respect to how you will announce amendment or termination of the Offer.

    Company Response.    The Company has added language to Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule TO-I and Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule 13E-3, to provide that if the Offer is amended, the Company will make a public announcement through a press release issued through Business Wire, Dow Jones News Service or other comparable service. As currently described in the Summary Term Sheet, if the amendment of the Offer is a material change, the Company will comply with any applicable SEC rules and regulations, as described in detail in Section 11 of the Offer to Purchase. See also page 71 of the Offer to Purchase where this information is also disclosed.

  19.
  SEC Comment.    Clarify what you mean by a "postponement" of the Offer as used in this section. We may have additional comments.

    Company Response.    As described in Section 11 of the Offer to Purchase, the Company intended the word "postponement" to mean a delay in payment for shares if any conditions to the Offer fail to be satisfied, but only to the extent permitted by applicable law, including specifically, Rule 13e-4(f)(5). The Company confirms its understanding that it must pay for the shares tendered or return the shares tendered promptly after the termination of the Offer.

    This is explicitly disclosed in Section 11 of the Offer to Purchase. See Section 11, page 71, of the Offer to Purchase.

May I withdraw previously tendered shares? Page ix

  20.
  SEC Comment.    Here and in the corresponding section later in the offer materials, disclose the existence of "back end" withdrawal rights if tendered shares have not yet been accepted for payment after the fortieth day from the date the Offer commenced. See Rule 13e-4(f)(2)(ii).

    Company Response.    This disclosure was provided in Section 7, page 66, of the Offer to Purchase. The Company has also included this language in Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule TO-I and Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule 13E-3.

What do our board of directors and other filing persons think of the Offer? Page x

  21.
  SEC Comment.    Refer to the bold-faced disclaimer on page xiii stating that no person "including Mr. Schumacher" has been authorized to make any recommendation on the Company's behalf concerning whether or not any shareholder should tender into this Offer. This disclaimer appears to be inconsistent with Mr. Schumacher's status as a filing person and as the listed contact person for shareholders who have questions about the Offer. Alternatively, delete the statement.

    Company Response.    The disclaimer is a true statement and not inconsistent with Mr. Schumacher's recommendation. The Company has not authorized Mr. Schumacher to make any recommendation on the Company's behalf. Mr. Schumacher's recommendation, first appearing on the cover page, is explicitly and clearly stated as being in his capacity as stockholder and not as a director, officer or otherwise on behalf of the Company. Further, Mr. Schumacher is the contact person for stockholders who have questions about the Offer because he is the sole executive officer of the Company and there is no other appropriate individual to respond to such inquiries. The disclaimer is specifically intended to caution stockholders that Mr. Schumacher is not authorized to make any recommendation on behalf of the Company.

Did our board of directors... receive any written opinions or reports from independent financial advisors regarding the fairness of the Offer? Page xiii

  22.
  SEC Comment.    Note that Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A encompass both written and oral reports that are materially related to the going private transaction. Confirm that no such reports, opinions or appraisals have been received, or revise to provide all of the disclosure required by those Items with respect to any oral reports. In this regard, you may need to consider whether any reports, opinions or appraisals related to the asset sale to SeraCare are also materially related to this issuer tender offer, since all of the proceeds of the asset sale are being used to fund this Offer. See our comments above.

    Company Response.    No reports, opinions or appraisals were received that are related to the Offer. See also the Company's response to the staff's comment number 30 below.

Do any directors, executive officers or affiliates of Pressure Bioscience intend to participate in the Offer? Page xiii

  23.
  SEC Comment.    In this section, compare the post-Offer percentages owned by each affiliate with those they currently own, and for all officers and directors as a group.

    Company Response.    The Company determined that the number of shares intended to be sold by its affiliates, the beneficial ownership of Mr. Richard Kiphart (the Company's largest stockholder) and the beneficial ownership percentage of its affiliates following the termination of the Offer are the most material factors for purposes of the Summary Term Sheet. The current beneficial ownership percentages of officers, directors and 5% beneficial owners are provided in the table at page 78 of the Offer to Purchase. However, in response to the staff's comments, the Company has included the current beneficial ownership percentages of Mr. Quinlan and Mr. Schumacher and the remaining directors as a group in Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule TO-I, and Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule 13E-3. The individual beneficial ownership percentages of the directors, other than Mr. Quinlan and Mr. Schumacher, are de minimis.

Will Pressure Biosciences continue as a publicly traded company? Page xvii

  24.
  SEC Comment.    The disclosure here should discuss the fact that the Company already has less than three hundred shareholders of record and thus could deregister at will if its shares were no longer listed on a registered exchange. You should also explain the impact of deregistering, such as termination of reporting requirements, etc.

    Company Response.    The requested disclosure has been provided in Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule TO-I and Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule 13E-3. See the Company's response to comment number 8 above.

What are the United States federal income tax consequences if I tender my shares? Page xx

  25.
  SEC Comment.    Revise this section to more clearly describe the basis for the tax treatment as a distribution of property versus a capital gain/loss, etc. As it currently appears, this section simply lists alternate tax treatments, without providing an explanation of how the appropriate method would be determined.

    Company Response.    The Company has added a sentence to Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule TO-I and Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule 13E-3, to explain that the basis for the tax treatment as a distribution of property versus a capital gain/loss is complex and is described in detail under the heading "United States Federal Income Tax Consequences" in Section 3 of the Offer to Purchase.

  What are the associated preferred share purchase rights? Page xxi

  26.
  SEC Comment.    Clarify the relevance of these rights to the Offer, or consider deleting or relocating this discussion to a later part of the Offer to Purchase.

    Company Response.    The Company has deleted this subsection in Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule TO-I and Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule 13E-3. A more detailed description of the preferred share purchase rights is described in Section 16, page 80 of the Offer to Purchase.

What are the potential benefits and potential disadvantages of this Offer for stockholders? Page xxi

  27.
  SEC Comment.    The risk of delisting and deregistration should be discussed or referenced here.

    Company Response.    The Company has added another sentence to this subsection relating to the risk of delisting and deregistration and cross references to the disclosure to be provided in response to staff comment number 8 above. See Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule TO-I and Item 1, Summary Term Sheet, of Amendment No. 1 to Schedule 13E-3.

Forward Looking Statements Page 1

  28.
  SEC Comment.    Refer to the second paragraph on page 2 (the last paragraph in this section). Your disclaimer of any obligation to update or otherwise revise the offer materials to reflect subsequent events is inconsistent with your disclosure obligations under Rule 13e-4(c)(3) and Rule 13e-3(d)(2). Please revise or delete.

    Company Response.    The language at the end of the forward looking statement disclaimer currently provides that the Company does not undertake any obligation to release publicly any revisions to such forward looking statements to reflect events or circumstances after the date of the Offer to Purchase or to reflect the occurrence of unanticipated events, except as otherwise required by law. See page 2 of the Offer to Purchase. Accordingly, the Company does not believe this language is inconsistent with its disclosure obligations.

Section 1. General Information about the Company...Page 2

  29.
  SEC Comment.    Refer to the first sentence on page 4. We do not believe the procedure you describe comports with the pro ration requirements of Rule 13e-4(f)(3), nor does it fit within the exception provided in Rule 13e-4(f)(3)(i). Please revise.

    Company Response.    The Company has deleted this sentence by amending Item 4(ix), Terms of the Transaction, of Amendment No. 1 to Schedule TO-I and Item 4(ix), Terms of the Transaction, of Amendment No. 1 to Schedule 13E-3.

Special Factors—Section 2. Background..., page 6

  30.
  SEC Comment.    See our comment above regarding the need to consider whether reports, opinions or appraisals related to the asset sale to SeraCare are also materially related to the Offer, given the nexus between the two transactions. Please provide your written analysis as to whether the Blair report is materially related, under these facts. Your analysis should state whether the fairness analysis of William Blair addressed, considered or in any way related to the Offer. We may have further comments.

    Company Response.    There are no reports, opinions or appraisals related to the asset sale to SeraCare which are also materially related to the Offer. The opinion provided by William Blair & Company, LLC opined solely on the fairness, from a financial point of view, to the Company, of the purchase price paid by SeraCare to the Company. The opinion explicitly states that it does not address the relative merits of the SeraCare transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage nor does it address the use of the proceeds received by the Company from the sale of the assets following the consummation of the asset sale. Please refer to Appendix B of the Company's proxy statement for its special meeting of stockholders held on September 14, 2004 for a copy of William Blair's fairness opinion relating to the asset sale to SeraCare.

  31.
  SEC Comment.    Clarify how and when you arrived at the Offer price of $3.50 per share.

    Company Response.    The Company's Board of Directors initially chose $3.50 per share as the Offer price because that price represented a substantial premium at the time over the Company's recent historical trading price as quoted on the Nasdaq National Market. At a meeting of the Board of Directors held on April 8, 2004, the Board of Directors initially expressed its intention to commence a tender offer at the $3.50 per share Offer price. This is disclosed on page 9 under the heading "Background and Purposes of the Offer". Over a period of many months, this price was then analyzed by the Company's Board of Directors and the special committee thereof to determine whether the price is fair to unaffiliated stockholders of the Company. The factors considered by the Board of Directors and the special committee are described in detail under the heading "Fairness of the Offer" commencing on page 53 of the Offer to Purchase. The Company believes that it is the analysis and conclusions of the Board of Directors and special committee with respect to the fairness of the price to be offered that is material to a stockholder as opposed to the methodology of selecting the price to be offered.

  32.
  SEC Comment.    Expand to more explicitly describe the "transactions contemplated by the asset purchase agreement" that the board approved on April 16, 2004.

    Company Response.    The transactions contemplated by the asset purchase agreement were the sale of substantially all of the assets of the Company's BBI Diagnostics and BBI Biotech business units and certain transition related matters customarily associated with a sale of assets and specifically enumerated in the asset purchase agreement. These include the transfer of real estate, execution of a bill of sale, assignments of leases, contract rights, patents and trademarks, assumption of liabilities, and a transition services agreement. These transactions are fully described in the Company's proxy statement for the special meeting of stockholders held on September 14, 2004 and are not material to the disclosure in the Offer to Purchase.

  33.
  SEC Comment.    Disclose the identities of the control persons of the limited liability company that purchased the BBI Source business unit in June 2004. Describe any affiliation with the Company, if applicable.

    Company Response.    The controls persons of the limited liability company are Mr. Richard W. Henson and Mr. Bruce A. Sargent. The identities of these persons were previously disclosed in the Company's proxy statement for the special meeting of stockholders held on September 14, 2004 and in the Company's Quarterly Reports on Form 10-Q for the quarter ended June 30, 2004 and September 30, 2004, each of which is incorporated by reference. The name of each of these persons is not relevant or material to the Offer. They are not affiliated with the Company, but, as described in the Offer to Purchase, the limited liability company is 30% owned by the Company. Further, as described in numerous places in the Offer to Purchase (see, for example, pages 27, 29, 31, 38-39, and 45), the Company pays Source Scientific, LLC $25,000 per month through September 30, 2005 for design, development and manufacturing services for the Company's pressure cycling technology products.

  34.
  SEC Comment.    The disclosure in this section concerning the timing of the board's approval of the Offer does not seem to jibe with the disclosure in the Schedule TO-C and the proxy statement related to the SeraCare asset sale. For example, the disclosure here (on page 10) seems to indicate that the board and the special committee continued to consider alternatives to an issuer tender offer well into November 2004; however, as you know, the Schedule TO-C announcing this Offer and the Offer price was filed on September 15, 2004. Please clarify.

    Company Response.    The press release attached to the Schedule TO-C stated that the Company planned to use the proceeds from the sale of assets to SeraCare to commence a tender offer to purchase up to 6,000,000 shares of the Company's common stock at a purchase price of $3.50 per share. This statement in the press release was the Company's good faith intention at that time, but had not yet been finally approved by the Company's Board of Directors. As described in the background section of the Offer to Purchase, following the closing of the sale to SeraCare, the Company continued to review the various uses of the proceeds from the sale to SeraCare, the number of shares to be offered to be purchased and the price to be paid for the shares if the Company proceeded to commence the Offer. After a number of months of extensive consideration and analysis, on December 20, 2004, the Board of Directors gave its final approval to commence the Offer on the terms described in the Offer to Purchase. See also the Company's response to staff comment number 31 above.

Certain Effects of the Offer, Page 18

  35.
  SEC Comment.    Given the heading, this section should fully discuss the risk of delisting and deregistration and the potential effect on shareholders remaining.

    Company Response.    There is a detailed discussion of the risk of delisting and deregistration under the subheadings, "Going Private", "Nasdaq", and "Exchange Act Registration" at pages 22 and 23 of the Offer to Purchase. See also the Company's response to comment numbers 8 and 27 above.

  36.
  SEC Comment.    Include the disclosure as to Mr. Schumacher and other affiliates required by Instructions 2 and 3 to Item 1013 of Regulation M-A.

    Company Response.    The Company believes that the requirements of Instructions 2 and 3 to Item 1013 of Regulation M-A are already addressed under the heading, "Certain Effects of the Offer" on pages 18-22, as well as numerous other places throughout the Offer to Purchase. However, the Company has amended Item 7, Purposes, Alternatives, Reasons and Effects, of Amendment No. 1 to Schedule 13E-3 and Item 13, Information Required by Schedule 13E-3, Item 7, Purposes, Alternatives, Reasons and Effects, of Amendment No. 1 to Schedule TO-I, to include disclosure providing that if Mr. Schumacher is unable to tender his shares in the Offer, he will not be able to repay a substantial portion of his indebtedness to the financial institution as he currently intends to do with the proceeds from the Offer. Mr. Schumacher is the only executive officer of the Company so there is no disclosure as to other executive officers. As to Mr. Quinlan, the benefits and detriments of the Offer are disclosed and quantified with respect to the number of shares that he may or may not tender. No other individual director owns 1% or more of the Company's shares of Common Stock. As a group such other directors beneficially own 1.5% of the shares of Common Stock. Since such directors beneficially own a de minimis number of shares of Common Stock, the Company believes that the requirements of Instructions 2 and 3 to Item 1013 are not material as to these other directors.

Going Private, page 22

  37.
  SEC Comment.    The disclosure on page 22 indicates that you reserve the right to "eliminate the "going private' component of the Offer if we are able to ascertain from the responses to the Offer that there is no reasonable likelihood that the Offer will cause the shares to be delisted from the Nasdaq." You appear to be stating that, depending on the level of participation in this Offer, you may determine to delete the disclosure required by Rule 13e-3. Please be aware that this procedure is inappropriate. You must determine at the outset and based on full participation in the Offer whether it is "reasonably likely" to result in one or more of the "Rule 13e-3 effects" specified in Rule 13e-3(a)(3)(ii)(A) or (B). You have apparently made this determination in favor of the applicability of Rule 13e-3. While you could have conditioned your Offer on continued eligibility for listing on the Nasdaq, you did not do so. Somehow "retracting" the Schedule 13E-3 or the Rule 13e-3 disclosure at the end of the Offer if you determine that, due to the level of participation, there is no Rule 13e-3 effect is inappropriate and unworkable. Please revise or advise.

    Company Response.    The Company has deleted the reference to the Company's right to eliminate the going private disclosure by amending Item 7, Purposes, Alternatives, Reasons and Effects, of Amendment No. 1 to Schedule 13E-3 and Item 13, Information Required by Schedule 13E-3, Item 7, Purposes, Alternatives, Reasons and Effects, of Amendment No. 1 to Schedule TO-I.

We face the possibility of moving from The Nasdaq National Market to The Nasdaq SmallCap Market and potential delisting from The Nasdaq Stock Market, page 37

  38.
  SEC Comment.    Given your limited resources after this Offer, disclose the approximate amount of the initial listing fee for the Nasdaq SmallCap Market. If this fee would be a strain on the company's limited resources post-tender offer, explain how you intend to pay it.

    Company Response.    The listing fees to transfer to the Nasdaq SmallCap Market will be approximately $5,000 for an initial listing fee, plus a variable fee of up to $35,000 (depending on the number of shares to be listed) and an annual fee of up to $8,000. The Company will pay these fees with available cash and does not believe it will be a strain on its limited resources after the completion of the Offer.

Federal Tax Consequences to Pressure Biosciences, page 49

  39.
  SEC Comment.    We note the disclosure that you have "not made a determination as to whether any of our NOL carry forwards are subject to Section 382 limitation." Indicate why this determination has not been made, and the factors to be considered in making it. See Item 1013(d) of Regulation M-A, which requires you to disclose the federal tax consequences of the transaction on the company.

    Company Response.    The determination as to whether any of the Company's NOL carry forwards are subject to Section 382 limitation cannot be made until the results of the Offer are known. The method for and factors to be considered in making such determination are discussed in detail in the Offer to Purchase at page 49 under the heading "Pressure BioSciences' Federal Net Operating Loss Carryforwards" and "Federal Tax Consequences to Pressure BioSciences' NOL Carryforwards from the Redemption". The actual determination will be made when the Company knows the actual ownership change.

Section 4. Position of the Special Committee, Board of Directors and Filing Persons on the Fairness of the Offer, page 50

  40.
  SEC Comment.    Refer to the first paragraph after the bullet points on page 56, where you explain why the board and the special committee did not consider either book value or liquidation value to be relevant valuation methodologies in the context of this transaction. However, if ether would have yielded a higher value per share than the Offer price, this fact should be disclosed. Please revise or advise.

    Company Response.    Since the Board of Directors and the special committee recognized that the Company has few tangible assets that could generate cash in liquidation, the Board of Directors and the special committee concluded that the liquidation value would yield a lower value than the Offer price. Further, while the net book value per share of Common Stock yields a theoretical value of approximately $3.65 per share as of September 30, 2004, the Board of Directors and the special committee concluded that net book value does not reflect the actual value of the Company. The disclosure in the first paragraph after the bullet point on page 56 has been amended to disclose that the net book value per share as of September 30, 2004 was approximately $3.65. See Item 8, Fairness of the Transaction, of Amendment No. 1 to Schedule 13E-3 and Item 13, Information Required by Schedule 13E-3, Item 8, Fairness of the Transaction, of Amendment No. 1 to Schedule TO-I.

  41.
  SEC Comment.    In the next paragraph on page 56, provide the same disclosure with respect to going concern value.

    Company Response.    For the reasons stated in this second paragraph after the bullet points on page 56 of the Offer to Purchase, the Board of Directors and the special committee do not believe that the going concern value would exceed the Offer price of $3.50 per share.

  42.
  SEC Comment.    Refer to the last paragraph in this section on page 57, where you state that Mr. Schumacher has not conducted his own independent analysis as to the fairness of this Offer to unaffiliated shareholders. If he seeks to rely on the analysis and conclusions of the board of directors, he must expressly adopt both their analyses and resulting conclusions. See also our comment above with regard to the need to reconcile Mr. Schumacher's finding of fairness with his recommendation not to tender.

    Company Response.    Mr. Schumacher has adopted the analyses and the conclusions of the Board of Directors as to the fairness of the Offer to unaffiliated stockholders. The disclosure has been amended to clarify that Mr. Schumacher has adopted the analyses and conclusions of the Board of Directors as to the fairness of the Offer to unaffiliated stockholders. The disclosure has also been amended to disclose Mr. Schumacher's potential conflict of interest in reaching these conclusions and in recommending that stockholders not tender in the Offer. See Item 8, Fairness of the Transaction, of Amendment No. 1 to Schedule 13E-3 and Item 13,

    Information Required by Schedule 13E-3, Item 8, Fairness of the Transaction, of Amendment No. 1 to Schedule TO-I.

Transactions, Negotiations and Agreements with Directors and Executive Officers, page 60

  43.
  SEC Comment.    We refer to the disclosure concerning your loan receivable from Mr. Schumacher in the amount of $1,000,000. Please describe the material terms of the loan. We may have additional comments after reviewing your response.

    Company Response.    In January 2002, the Company pledged a $1,000,000 interest bearing deposit at a financial institution to secure the Company's limited guaranty of loans in the aggregate amount of $2,418,000 from the financial institution to an affiliate of Richard T. Schumacher. A year later, the $1,000,000 deposit was used by the financial institution to satisfy the Company's limited guaranty to the financial institution. As a result, the Company changed its accounting for the $1,000,000 from restricted cash to a loan receivable. All of the material terms of the obligation of Mr. Schumacher to the Company are disclosed in the Offer to Purchase and in the reports and statements incorporated by reference.

  44.
  SEC Comment.    Explain your statement (at the top of page 61) that Mr. Schumacher was terminated in February 2003 due to "personal financial reasons." Were these reasons "personal" to him or to the Pressure Biosciences? Do they relate to the company's loan guaranties and loans receivable from Mr. Schumacher? Please elaborate.

    Company Response.    The "personal financial reasons" for Mr. Schumacher's termination were "personal" to Mr. Schumacher. The Company's Board of Directors has not articulated any further detail regarding Mr. Schumacher's termination. The Company therefore cannot provide any additional disclosure.

Section 10. Conditions of the Offer, page 69

  45.
  SEC Comment.    All Offer conditions, other than those that relate to governmental or regulatory approvals necessary for consummation of the Offer, must be satisfied or waived as of the expiration date of the Offer. Your disclosure in the first paragraph of this section indicates that Offer conditions will remain outstanding until tendered shares are paid for. This contradicts our position and the disclosure in the last paragraph of this section. Please revise.

    Company Response.    The Company has amended Item 4, Terms of the Transaction, of Amendment No. 1 to Schedule TO-I and Item 4, Terms of the Transaction, of Amendment No. 1 to Schedule 13E-3 to revise the language in the first paragraph of this section to reflect that the conditions to the Offer must be satisfied or waived prior to the Expiration Date of the Offer.

  46.
  SEC Comment.    We are concerned that your Offer conditions are vague and overly-broad, such that the Offer may be considered illusory. While you may condition the Offer on any number of conditions, they must be outside of your control, adequately described, and capable of verification. Please revise this section generally to more fully describe those specific events or non-events that would allow you to terminate the Offer.

    Company Response.    The Company disagrees that the conditions to the Offer are vague and overly-broad. These same conditions have qualified many other issuer tender offers filed with the SEC. This Offer is by no means illusory. The Company would not incur the expense, both in terms of the out-of-pocket costs and the time and attention of management, if it were not absolutely serious about consummating the Offer. In addition, the Company would not jeopardize its credibility with its stockholders by commencing an Offer that it did not fully intend to complete. However, the Company should be entitled to terminate the Offer if (a) there is a material adverse change in the Company's business, whether such changes are the result of litigation, laws and regulations or otherwise, (b) there is a significant disruption in the financial markets, or (c) there is a war or other armed hostilities involving the United

    States. These conditions are specifically and thoroughly described in paragraphs (1), (2) and (3) of Section 10 of the Offer to Purchase.    The conditions in paragraph (1) specifically identify governmental and court actions that challenge the Offer or that materially and adversely affect the Company's business. The conditions in paragraph (2) specifically identify actions, laws, judgments and orders by any governmental authority or court that would have a similar affect. The conditions in paragraph (3) specifically identify events having a significant impact on financial markets and significant decreases in the market price of the Company's shares. All of the conditions in paragraphs (1) through (3) are outside of the Company's control, and are adequately described and capable of verification. Clearly the conditions in paragraph (4), relating to third party acquisitions of the Company, are outside of the Company's control, adequately described and capable of verification. See the Company's responses to staff comments 47 and 48 for the Company's position on the conditions set forth in paragraphs (5), (6) and (7).

  47.
  SEC Comment.    Expand to explain in further details the parameters of Offer condition (6) concerning the directors' fiduciary duties.

    Company Response.    The Company has combined and narrowed the conditions that were in paragraphs (5) and (6) into one condition. By doing so, the Company has provided parameters relating to the exercise of the directors' fiduciary duties. As revised, the condition that the directors' fiduciary duty requires the termination of the Offer may only be triggered upon a material adverse change in the Company's business. The Company has further limited this condition by permitting the condition to be triggered only after counsel to the Company has concluded that failure to terminate the Offer would breach the directors' fiduciary duties. This condition is now outside of the Company's control, adequately described and capable of verification. See Item 4, Terms of the Transaction, of Amendment No. 1 to Schedule TO-I and Item 4, Terms of the Transaction, of Amendment No. 1 to Schedule 13E-3.

  48.
  SEC Comment.    Offer condition (7) on page 70 appears to constitute a financing condition or its equivalent. As you know, an offer that is subject to a financing condition triggers additional disclosure requirements (such as bidder financial statements for a third party bidder, etc.) Please explain supplementally the nature of this condition. That is, what specific amount do you need to get from the escrow account relating to the SeraCare transaction in order to fully finance this Offer?

    Company Response.    There is no financing condition to the Offer. The Company has sufficient cash to complete the Offer. The Company is not dependent on receipt of any portion of the amount being held in escrow in connection with the asset sale to SeraCare to complete the Offer. However, since the Company does not have unlimited cash resources, the Company has included paragraph (7) to address any unforeseen material liabilities that would deplete the Company's cash available and necessary for the Offer.

  49.
  SEC Comment.    To the extent that you believe an event has occurred that implicates one of the listed Offer conditions, please note that, in our view, you must immediately take steps to inform the markets and your shareholders as to how you will proceed. You may not wait until the end of the Offer to terminate it based on an event that occurred while the Offer was pending. Please confirm your understanding supplementally.

    Company Response.    This will confirm that the Company understands that to the extent an event occurs that implicates one of the listed conditions to the Offer, it must immediately take steps to inform the markets and its stockholders as to how the Company will proceed.

Section 14. Information about Pressure Biosciences—Incorporation by Reference, page 74

  50.
  SEC Comment.    Neither Schedule 13E-3 nor Schedule TO allow you to "forward incorporate by reference" to periodic reports or other filings not yet made with the Commission. Rather, you must specifically amend the Schedule TO/13E-3 to expressly incorporate any relevant documents by reference. Please delete the language to the contrary in this section on page 75.

    Company Response.    The language that incorporates by reference future filings with the SEC has been deleted. See Item 10, Financial Statements, of Amendment No. 1 to Schedule TO-I and Item 13, Financial Statements, of Amendment No. 1 to Schedule 13E-3.

Schedule 13G filed March 3, 2004

  51.
  SEC Comment.    We note that Mr. Schumacher filed a Schedule 13G on March 3, 2004 certifying that the subject securities "were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer...." We are unable to locate any amendments to the Schedule 13G. Please indicate supplementally Mr. Schumacher's position with Pressure Biosciences when the March 3, 2004 beneficial ownership report was filed. In addition, explain in the response letter how Mr. Schumacher's filing status as a "passive investor" is inconsistent with his current status as the CEO of the Company and a member of its board of directors. We may have additional comments.

    Company Response.    Mr. Schumacher was a director and a consultant of the Company when he filed his Schedule 13G in March 2004. At that time he was not an officer of the Company. Mr. Schumacher is the founder of the Company and acquired most of his shares prior to the date on which the Company registered a class of securities under Section 12 of the Exchange Act. In 1997, Mr. Schumacher reported his initial beneficial ownership of the Company on Schedule 13G, since he had not "acquired" any securities registered pursuant to Section 12 of the Exchange Act. During the period from Mr. Schumacher's initial Schedule 13G filing in February 1997 through February 2003, Mr. Schumacher did not acquire during any twelve month period an aggregate of more than 2% of the Company's securities and accordingly continued to reflect his ownership in Schedule 13G amendments. As described on page 61 of the Offer to Purchase, on April 4, 2003, following Mr. Schumacher's termination as Chief Executive Officer of the Company, Mr. Schumacher, together with two other individuals, formed The Boston Biomedica Shareholders Committee seeking to nominate certain individuals as directors of the Company. In connection with the formation of such committee, Mr. Schumacher and the two other members of the committee filed a Schedule 13D to reflect the formation of the committee and the nomination of the individuals as directors of the Company. On April 16, 2003, The Boston Biomedica Shareholders Committee amended their Schedule 13D to provide additional information required by Schedule 13D. On July 7, 2003, The Boston Biomedica Shareholders Committee filed a further amendment to its Schedule 13D to withdraw their nominations as directors of the Company and the committee was discontinued. On March 3, 2004, Mr. Schumacher again began reporting his beneficial ownership on Schedule 13G to reflect that he no longer held his securities with the effect of, changing or influencing control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. At that time he was not an officer of the Company.

Acknowledgement by Filing Persons:

Each filing person identified below acknowledges that the adequacy and accuracy of the disclosure in the filings described herein is the responsibility of the filing person(s) for the applicable filings. Each of the filing persons acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Each of the filing persons also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PRESSURE BIOSCIENCES, INC.
By:	/s/ Richard T. Schumacher
Name:	Richard T. Schumacher
Title:	President and Chief Executive Officer
/s/ Richard T. Schumacher Richard T. Schumacher, as a filing person of Schedule 13E-3 and Schedule 13G